yw

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

Public

18005050

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 65407 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Craig-Hallum Capital Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 So. Ninth Street, Suite 350
(No. and Street)

| Minneapolis | MN | 55402 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannie Sonstegard 612-334-6358
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name – *if individual, state last, first, middle name*)

| 225 South Sixth Street | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

## OATH OR AFFIRMATION

I, Jeannie Sonstegard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig-Hallum Capital Group LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARBARA J. RELLER
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CRAIG-HALLUM CAPITAL GROUP LLC**

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

**CRAIG-HALLUM CAPITAL GROUP LLC**

**Table of Contents**

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Governors of Craig-Hallum Capital Group LLC:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Craig-Hallum Capital Group LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2016.
February 27, 2018

**CRAIG-HALLUM CAPITAL GROUP LLC**

Statement of Financial Condition

December 31, 2017

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,145,078 |
| Receivables from brokers, dealers, and others | | 13,739,479 |
| Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $1,779,706) | | 387,044 |
| Deposits with clearing broker | | 250,990 |
| Securities owned and securities sold, net: | | |
| Marketable, at market value | | 21,515 |
| Not readily marketable, at estimated fair value | | 1,370,025 |
| Prepaid expenses | | 332,178 |
| Other receivables | | 188,149 |
| Lease deposits | | 80,566 |
| Total assets | $ | 23,515,024 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued employee compensation and benefits | $ | 11,231,516 |
| Distributions payable to member | | 2,500,000 |
| Payable to brokers, dealers, and others | | 359,792 |
| Accounts payable | | 757,673 |
| Total liabilities | | 14,848,981 |
| Member's equity | | 8,666,043 |
| Total liabilities and member's equity | $ | 23,515,024 |

See accompanying notes to statement of financial condition.

**CRAIG-HALLUM CAPITAL GROUP LLC**
Notes to Statement of Financial Condition
December 31, 2017

## (1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (CHH), a limited liability company.

## (2) Summary of Significant Accounting Policies

### *(a) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents consist of bank deposits and money market securities. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

### *(c) Securities Transactions*

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

### *(d) Furniture, Equipment, and Leasehold Improvements*

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

### *(e) Income Taxes*

The Company is a wholly owned, limited liability company disregarded for federal income tax purposes and does not file its own federal income tax returns. The Company's sole member is CCH, which is taxed as a partnership. The Company's individual items of income, expense, gain and loss are included in the CHH partnership tax returns. Accordingly, a provision for income taxes is not presented in its financial statements. CHH does incur immaterial amounts of state franchise taxes; these amounts are charged to operations as incurred.

The Company is not currently under examination by any taxing jurisdictions. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

### *(f) Fair Value Measurements*

Fair value measurements accounting standards establish an authoritative definition of fair value, set out a framework for measuring fair value, and require additional disclosures about fair value measurements. The Company's assets and liabilities are classified using the three-tier fair value hierarchy as summarized below. The Company's asset holdings subject to Level 2 and Level 3 valuation are immaterial to the overall financial statement presentation.

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is determined using other significant observable inputs for identical or similar instruments.

Level 3 – Valuation is determined using significant assumptions not observable in the market.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2017:

| | | Quoted prices in active markets for identical assets or liabilities (Level 1) | Other significant observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Value at December 31, 2016 |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ | 7,145,078 | — | — | 7,145,078 |
| Securities owned and securities sold, not yet purchased, net | | 21,515 | 1,370,025 | — | 1,391,540 |

The valuation of Level 3 securities held at December 31, 2017 of $0 is immaterial to the overall financial statement presentation and consists of private company securities that are not actively traded.

## (3) Receivables from Brokers, Dealers, and Others

Amounts receivable from brokers, dealers, and others at December 31, 2016 consist of the following:

| | | |
|---|---|---|
| Receivable from clearing organization | $ | 12,026,539 |
| Investment banking receivable | | 1,712,940 |
| | $ | 13,739,479 |

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

## (4) Securities Owned and Sold, not yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

| | | |
|---|---|---|
| Securities owned: | | |
| Corporate stocks | $ | 23,109 |
| Securities sold, not yet purchased: | | |
| Corporate stocks | $ | (1,594) |

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2017, these securities were valued at $1,370,025.

## (5) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases varying from one to five years, with certain renewal options for like terms. The Company incurred rent expense of $617,498 for the year ended December 31, 2017.

At December 31, 2017, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

| | | |
|---|---|---|
| 2018 | $ | 323,778 |
| 2019 | | 240,213 |
| 2020 | | 23,412 |
| 2021 | | 13,657 |
| | $ | 601,060 |

During February 2016, the FASB issued ASU No. 2016-02 "Leases." ASU No. 2016-02 requires that leases are recorded as a right-of-use asset on the statement of financial condition along with a lease liability for both capital and operating leases. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that ASU No. 2016-02 will have on its consolidated results of operations, financial position and cash flows.

## (6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan administrator. Tax Sheltered Compensation, Inc. acts as a third-party administrator and as such provides recordkeeping services. The Plan covers substantially all employees.

## (7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

## (8) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2017, the Company had net capital of $5,711,184 which was $4,721,852 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 259.97%.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

No material differences exist between the net capital calculated above and the net capital computed and reported on the Company's December 31, 2017 FOCUS filing.

## (9) Related-Party Transactions

The Company declared and distributed $6,302,500 to the Member for the year ended December 31, 2017, including a distribution payable of $2,500,000 as of December 31, 2017.

## (10) Subsequent Events

The Company has evaluated subsequent events through the date this financial statement was available to be issued, which was February 27, 2018.